Banle

NASDAQ: BANL

CBL International Limited Investor Webinar

April 23, 2024



Disclaimer and Forward-Looking Statements

This presentation contains forward-looking statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include the discussions of our business strategies and expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions included in this presentation, the words "may", "will", "expect", "anticipate", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions, as they relate to our company or management, are intended to identify forward-looking statements. Although we believe these forward-looking statements are reasonable, we cannot assure you any forward-looking statements will prove to be correct. Forward-looking statements involve a number of risks, uncertainties or other factors beyond the company's control, which may cause material differences in actual results, performance or other expectations. These factors include, but are not limited to: risks relating to our susceptibility to fluctuations in marine fuel price; our ability to deliver marine fuel timely to our customers; our ability to adapt to market trends in the bunkering industry; our ability to implement our business development strategies or expansion plan; price competition; economic, political, and other risks associated with operations in the countries in which we operate; our ability to continue to have our securities traded in the U.S. securities market; and other factors detailed in the reports filed by CBL International Limited (**"CBL International"**) with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. CBL International assumes no obligation to update such statements and information.

The forward-looking information set forth herein reflects expectations as of the date hereof and is subject to change thereafter. CBL International disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Undue reliance may not be placed on forward-looking statements. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. This presentation is not intended to form the basis of any investment decision and there can be no assurance that any transaction will be undertaken or completed in whole or in part. The delivery of this presentation shall not be taken as any form of commitment on the part of CBL International Limited or its shareholders to proceed with any transaction, and no offers will subject CBL International or its shareholders to any contractual obligations before definitive documentation has been executed.

Speakers



Mr. Teck Lim Chia
Chairman and Chief Executive Officer



Mr. Raymond Chiu
Chief Financial Officer

Agenda

1) Company overview and industry dynamics
2) Financial review
3) Strategies and initiatives
4) Q&A

Agenda

1) Company introduction and industry dynamics
2) Financial review
3) Strategies and initiatives
4) Q&A

Banle

NASDAQ: BANL

- Founded in 2015
- US$15 million IPO in March 2023
- Top 2 player in the Hong Kong and China bunker facilitating market[1]

We fuel ocean-going vessels with reliable, comprehensive solutions

Banle is an established marine fuel logistic company providing one-stop solutions for vessel refueling

We are known as a **bunkering facilitator** in the sea transportation industry

Majority of our clients are international container liners

We possess an extensive and expanding service network covering 55+ seaports[2] globally

1. In terms of volume of fuel oil supplied to international container liner operators in 2023; Source: Frost & Sullivan
2. as at Dec 31, 2023

The shipping industry

Banle

Steady growth of world seaborn trade

World seaborn trade in terms of goods loaded



Million tons
11,800
11,600
11,400
11,200
11,000
10,800
10,600
10,400
10,200
10,000
CAGR (2018-2022): +0.4%
CAGR (2023-2028): +0.8%
2018
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E
2028E

Asia and Oceania accounted for 69% of global container port throughput (2023)

	Port	Location	Region	Volume (million TEUs)
1	Shanghai*	China	Asia Pacific	49.2
2	Singapore*	Singapore	Asia Pacific	39.0
3	Ningbo-Zhoushan*	China	Asia Pacific	35.3
4	Shenzhen*	China	Asia Pacific	29.9
5	Qingdao*	China	Asia Pacific	28.8
6	Guangzhou*	China	Asia Pacific	25.4
7	Busan*	South Korea	Asia Pacific	22.8
8	Tianjin*	China	Asia Pacific	22.2
9	Jebel Ali	UAE	Middle East	14.5
10	Hong Kong*	China	Asia Pacific	14.3

* CBL network presence

Breakdown of global container port throughput volume



70%
13%
7%
6%
4%
Asia and Oceania
Europe
North America
Latin America and Caribbean
Africa

Global throughput	846.0 million TEUs

Source: Frost & Sullivan

The shipping industry

Container liners

- Concentrated market and dominated by top international container liners
- Fixed routes, fixed frequencies, specific times



Bulk carriers and oil/gas tankers

- Routes vary according to charterer's nominations
- Irregular routes and ports





Major routes for container liners


Japan bound
Canada
West Coast US
South Coast US
East Coast US
Belgium
Netherlands
Mediterranean
Egypt
Jordan
Saudi Arabia
Dubai
Malaysia
Singapore
Japan
South Korea
The PRC
Hong Kong
Intra-Asia route
Euro-Asia route
Trans-Pacific route
Trans-Atlantic route

The bunkering industry

What is bunkering?

- The process of supplying marine fuel to vessels
- Essential for ship operation
- Timeliness and efficiency are key


Bunker Barge
Vessel

Ship-to-ship bunkering

Value chain of bunkering industry


Bunkering facilitators
Oil fields and oil platforms
Refineries
Transporters
Traders
Local physical distributors
Ship operators
Vessels

The bunkering industry

Banle

Why bunkering facilitators?



Ship operator
Bunkering facilitator

Logistics planning and preparation before berthing at a seaport

- Obtain and compare quotations from various suppliers
- Monitor and consolidate market information
- Negotiate with fuel suppliers on bunker price and credit terms
- Handle ad-hoc events
- Arrange for physical delivery of bunker in accordance with the jurisdiction's specific rules and protocols
- Detailed planning of voyage, e.g. availability of bunkering locations, estimated amount of required, etc.

Value of bunkering facilitators

- Reduce administrative burden and time cost
- Provision of trade credit
- Favorable price and terms from demand aggregation
- Flexibility to manage unexpected events

Percentage of marine fuel supplied through bunkering facilitators in Asia Pacific (2020) | **~50%**

Source: Frost & Sullivan

Our business model

"Cost plus" pricing mechanism	• Ensure positive gross profit • Obtain a "premium", being the difference between the selling price per metric ton of marine fuel sold to our customers and the corresponding purchase cost from our suppliers
Extensive service network	• Key in capturing additional business opportunities • Provide flexibility to customers • 55+ ports covering Asia Pacific and Europe
Asset light	• Just-in-time inventory management • Minimal fixed asset investment • Rely upon extensive industry knowledge, deep relationships with suppliers and appropriate licenses
Operational efficiency	• Short cash conversion cycle • No debt on balance sheet • Insignificant interest expenses from accounts receivable factoring

Demystifying our business

Banle

Effect of oil price fluctuations

- **No effect on premium earned** due to "cost plus" pricing mechanism
- **In case of oil price increase,**
  - **require additional working capital** to fulfill customers' needs
  - Favorable to revenue provided working capital is sufficient
- **In case of oil price decrease, revenue is negatively affected** provided constant sales volume

Impact of geopolitical conflicts

- Could cause rerouting, resulting in longer voyage time but lower sailing frequency
- **No significant effect on our operation**
- If the conflicts induce escalation of oil price, our working capital will be affected

Demystifying our business (con't)

Banle

Competitive landscape

- Highly competitive and fragmented industry
- Niche position of being a **pure bunkering facilitator (top 2 market player in Hong Kong market as well as China market)**
- Major factor of competition is **service network coverage**

New product offerings

- Foresight in supplying VLSFO fossil fuel as early as 2019
- **Exploring alternative fuels** and obtained approvals to **trade biofuels** in 2022
- Wait-and-see the market trends of other types of alternative fuels

Profitability metric

- Gross profit margin is not a good indicator as it is correlated with oil price
- **Gross profit per metric ton**, which is uncorrelated to oil price and a proxy to our average premium earned, is a better metric

Agenda

1) Company introduction and industry dynamics
2) Financial review
3) Strategies and initiatives
4) Q&A

Income Statement and Operational Highlights

Banle

For the year ended 31 December (US$ '000)	2022	2023	Change
Revenue	462,906	**435,898**	-5.8%
COGS	453,781	**428,687**	-5.5%
Gross profit	9,125	**7,211**	-21.0%
SG&A expenses	4,365	**5,549**	+27.1%
Operating income	4,760	**1,662**	-65.1%
Operating income as % of gross profit	52.2%	**23.0%**	-29.2 pts
Other expenses	261	**231**	-11.6%
Income tax provision	814	**299**	-63.3%
Net income	3,685	**1,133**	-69.3%
Basic earnings per share	US$ 0.171	**US$ 0.045**	-73.7%
		2023 vs 2022	
Sales volume (metric tons)		**+18%**	
Average price per metric ton		**-20%**	

Sales volume ▲ 18%	Achieved through an enlarged network and more working capital with IPO funding, despite weak macro
Revenue ▼ 6%	Boosted by surge in sales volume but eroded by 20% drop in oil price
Gross profit ▼ 21%	Sluggish financial performance from the shipping industry; diversified customer mix weighted down on gross profit
SG&A ▲ 27%	Lack of listing-related expenses in 2022; Other cost increase in-line with volume growth

Revenue breakdown by geographical region


0.9%
(South Korea)
1%
0.7%
(Others)
6%
2022
US$462.9m
37%
55%
China
Hong Kong
Malaysia
Singapore
South Korea
Others


0.3%
(South Korea)
2%
0.1%
(Others)
11%
2023
US$435.9m
31%
56%
China
Hong Kong
Malaysia
Singapore
South Korea
Others

Note 1: The geographical location is based on the location at which the marine fuel is delivered to the customer.
Note 2: The percentages may not add up to exactly 100% due to rounding.

Capital structure

Banle

(US$ '000)	As at Dec 31, 2022	As at Dec 31, 2023	Change
Cash	5,033	7,403	+47.1%
Current assets	23,733	52,127	+119.6%
Long-term assets	1,864	1,335	-28.4%
Current liabilities	13,256	27,974	+111.0%
Long-term liabilities	229	194	-15.1%
Working capital	10,477	24,153	+130.5%
Total equity	12,112	25,300	+108.9%
Current Ratio	1.79	1.85	+0.06

High liquidity and flexibility enable sustainable growth

- **Cash** accounts for around one-third of net asset
- **Zero debt.** No long-term borrowing. We have utilized less than 15% of the total available non-recourse factoring facilities
- **No inventory** as we practice Just-In-Time inventory management
- **Minimal fixed assets** comprising mainly office equipment, furniture and fixtures
- **Working capital** increased by 130.5%
- **Low single-digit** cash conversion cycle

Agenda

1) Company introduction and industry dynamics
2) Financial review
3) Strategies and initiatives
4) Q&A

Strategies and initiatives

Banle

Expand service network

- To strengthen Asia Pacific market and further expand into Europe
- Strategic M&A opportunities

Maximize sales volume

To balance the effect of expanded customer mix

Explore alternative fuels

To quickly respond to market demand changes

Agenda

1) Company introduction and industry dynamics
2) Financial review
3) Strategies and initiatives
4) Q&A

Thank you!

For more information, please email us at:

investors@banle-intl.com

Appendix

Company milestones

Banle

2015

Banle Energy International Ltd. incorporated in August

Began with providing services in **5 ports** in Asia Pacific

2016

Provided services in **9 ports** in Asia Pacific

2017

Acquired Reliance (China) Ltd. in September

Provided services in **10 ports** in Asia Pacific

2018

Commenced to introduce and promote VLSFO

Provided services in **15 ports** in Asia Pacific

2019

Provided services in **20 ports** in Asia Pacific

2020

Established Banle International (Malaysia) Sdn. Bhd. in July

Established Banle International Group Ltd. in August

Established Banle International Marketing Ltd. in August

Provided services in **22 ports** in Asia Pacific

2021

Established Banle International (China) Ltd. in March

Provided services in **32 ports** in Asia Pacific

2022

Established Majestic Energy (Singapore) Pte Ltd. in July

Established CBL International Ltd. in February

Established Majestic Energy (Shenzhen) Company Ltd. in April

Provided services in **36 ports** in Asia Pacific

2023

Banle had successfully listed on Nasdaq under CBL International Ltd. (symbol: BANL) in March

Launched its first B24 biofuel bunkering operation in Hong Kong in July

Exported its first B24 biofuel supply from Hong Kong in September

Established Banle International (Europe) Ltd. in September

Established Banle International (Ireland) Ltd. in October

Provided services in **55+ ports** in Asia Pacific and other countries such as Turkey and Belgium

Shareholding Structure


CBL (Asia) Limited[1]
Straits Energy Resources Berhad[2]
Public
52.7%
32.3%
15.0%
CBL International Limited (NASDAQ ticker: BANL)
100%
Banle International Group Limited

As at April 18, 2024

Note 1: CBL (Asia) Limited is a limited liability company incorporated in Hong Kong which is owned as to 51% by Mr. Teck Lim Chia, our Chairman and Chief Executive Officer, 44% by Ms. Xiaoling Lu and 5% by Mr. Yuan He.

Note 2: Straits Energy Resources Berhad is a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080).

Business counterparts

(Logos are listed in alphabetical order)